AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company”) for the year ended January 31, 2005 should be read in conjunction with the January 31, 2005 Financial Statements and the notes thereto. The effective date of this Management’s Discussion and Analysis (“MD&A”) is May 13, 2005. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward Looking Statements

Except for historical information, the MD&A may contain forward looking statements. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Business Description

The Company’s principal business activities are the exploration and development of mineral properties. The Company holds mineral claims in the Yukon and British Columbia. The Company also holds a 49% equity interest in Cia de Minera Mexicana de Avino, S.A. de C.V., a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”).

Cia Minera

The Company commissioned a preliminary feasibility-study into the recovery of silver and gold from the Avino Mine tailings in Mexico. Production records and a 35 hole, drilling program in 1990 indicate, for the oxide material from the open-pit, an historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino Mine was closed in 2001 owing to low metal prices and smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino Mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía de Minera Mexicana de Avino, S.A. de C.V. owners and operators of the mine.

Field work carried out June/July this year included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

The Company has signed an agreement to acquire the remaining outstanding 51% of Cía Minera, subject to TSX Venture Exchange Approval, and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

Olympic Property

The planned drill program on the Company’s Olympic Property (“the Property”) was completed. The Property consists of 20 reverted crown grants, one 15 unit mineral claim and three fractions totaling approximately 662.5 hectares, located on the south side of Carpenter Lake, five
AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

kilometers northeast of Goldbridge in the Lillooet Mining Division, British Columbia, Canada, NTS 092J15. The Property is owned 100% by the Company.

A trenching and drilling program, carried out on the Property in 1988 by Game and Sampson, outlined a very interesting area, the Margarita Zone, that warrants more work. In the Margarita Zone, hole OLY 88-4 returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’). The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in February and March of 2004 was unsuccessful in intersecting the Margarita Zone. Two further drill holes have been planned to test the Margarita Zone from the opposite direction. A hole was successfully drilled from this set-up in 1983 which tested the Leckie Zone, but did not penetrate far enough to test the Margarita Zone. If these holes are successful in confirming and extending the mineralization intersected in holes OLY 88-4 and 88-6, further work is planned to develop underground access to this zone. Mineralization developed by this work could be trucked 16 kilometers to the Bralorne mill for processing.

A drilling program was carried out on the Property in January, 2005 to test the Margarita Zone. Historic drilling on the Margarita Zone returned 24 g/t gold over 0.85 metres (0.773 opt over 2.8’) within a much wider intersection of 8.2 g/t gold over 3.48 metres ( 0.264 opt over 11.48’) in hole OLY 88-4. The true width of this zone is estimated to be 1.47 metres (4.9’). A large part of the zone is listwanite, indicating the potential for better grade mineralization immediately below this intersection. Hole OLY 88-6 cut the same zone 75 metres to the northwest and returned 4.26 g/t gold over 1.34 metres ( 0.137 opt over 4.4’) within an eight metre section (5.6 m [18.4’] true width) of mainly listwanite. The area of these intersections is approximately 50 metres off of the Gray Rock road and could be easily accessed for mining purposes by an underground ramp from the road.

Drilling in January of 2005 was unsuccessful in intersecting the Margarita Zone. One hole was drilled from the east to attempt to intersect the zone. This hole was abandoned at 21.3 metres because of bad ground conditions. No values of economic interest were returned from samples taken from the hole. Further trenching and drilling to evaluate targets further to the south outlined by Sampson and Game in 1988 are planned for the spring and summer of 2005.

The Company is also planning a drill program on its Aumax property, located 26 kilometres by road southwest of Lillooet. This program is planned to commence May 20th, 2005.

Results of Operations

Three months ended January 31, 2005 (“Q4-2005”) compared with the three months ended January 31, 2004 (“Q4-2004”).

Operating and administrative expenses

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

Operating and administrative expenses totaled $146,899 for Q4-2005 compared with $147,045 for Q4-2004, a decrease of $146. Although there was very little change in the total expense amount there was an increase of $17,600 in salaries and benefits costs and professional fees but a decrease of $18,618 in regulatory and compliance fees for Q4-2005.

Loss for the period

The loss for the three months ended January 31, 2005 was $218,801 compared with a loss of $158,290 for the three months ended January 31, 2004. The increase in loss is mostly due to an increase of $107,319 being charged to operations for due diligence work performed on the proposed acquisition of the remaining 51% interest in Cia Minera Mexicana de Avino, S.A. de C.V., offset by a future tax benefit of $41,200.

Twelve months ended January 31, 2005 (“YTD-2005”) compared with the twelve months ended January 31, 2004 (“YTD-2004”).

Operating and administrative expenses

Operating and administrative expenses totaled $506,010 for YTD-2005 compared with $331,446 for YTD-2004, an increase of $174,564. The increase is primarily due to increases of $40,770 in stock based compensation, $39,808 in salaries and benefits, $14,140 in professional fees, $22,500 in management fees, $32,086 in office and miscellaneous expenses, $24,849 in travel and entertainment and $15,016 in shareholder and investor relations expenses. These increases are all attributed to increased efforts in promoting the company and providing the framework to support increased exploration and development activities, including the pursuit of acquiring the remaining 51% of Cia Minera.

Loss for the period

Loss for the twelve months ended January 31, 2005 was $814,710 compared with a loss of $445,591 for the twelve months ended January 31, 2004, an increase of $369,119. Higher administrative expenses as discussed above is one reason while an increase of $269,455 being charged operations for the Cia Minera due diligence work is the primary reason.

Interest income increased in the 2005 fiscal year by $33,700. This was a result of $2,000,000 being held in Guaranteed Investment Certificates during the entire twelve month period.

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the three most recently completed financial years:

	January 31, 2005	January 31, 2004	January 31, 2003
Total revenues	—	—	—

Loss for the year	(814,710)	(445,591)	(186,991)

Loss per share	(0.08)	(0.06)	(0.03)

Total assets	3,084,430	3,522,548	814,546

Total liabilities	206,173	305,710	380,070

Working capital	2,132,848	2,561,619	(196,610)

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

The 2004 fiscal year saw the Company dramatically increase its working capital by attaining $3,187,183 through issuing common shares. A portion of the shares issued through these private placements were flow-through shares. The commitment that the Company has to incur additional qualifying Canadian exploration expenditures because of these flow-through shares is $258,378 as at January 31, 2005.

Although the Company did not have any private placements in the 2005 fiscal year, it did generate $425,240 through the exercise of stock options and warrants. The increase in operating and administrative expenses, due diligence of Cia Minera, and Canadian based exploration activities has decreased the working capital by $428,771. However, the Company has reduced current liabilities by $99,537 to $206,173 and has no long term debt.

Summary of Quarterly Results

	2005	2004	2004	2004	2004	2003	2003	2003
	Jan. 31	Oct. 31	Jul 31	Apr.30	Jan. 31	Oct. 31	Jul 31	Apr. 30
Period ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Loss	(218,801)	(189,442)	(210,460)	(196,007)	(158,226)	(176,527)	(64,596)	(37,166)

Loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)

Total assets	3,084,430	3,336,978	3,689,608	3,885,992	3,522,538	1,236,245	1,175,313	834,171

The loss has been higher over the most recent six quarters. This is a result of direct due diligence costs pertaining to the Cia Minera buy-out, as well as indirect management and overhead expenses attributable to the related higher lever of corporate activity. Stock based compensation is also a factor in the five most recent quarters whereas none was incurred in the prior quarters.

Liquidity and Capital Resources

The Company has cash of $2,283,535 and working capital of $2,132,848 as at January 31, 2005. The Company expended $45,903 in YTD 2005 on drilling on the Olympic-Kelvin property. New equity raised by the issue of share capital was $435,789 in YTD 2005.

The Company has sufficient cash on hand at this time to finance planned exploration work on its mineral properties, and maintain administrative operations. Mineral development is capital intensive, and in order to re-commence operations at Cia Minera Mexicana de Avino, S.A. de C.V., the Company may be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with related parties

An amount of $3,145 is due to a company with common directors in regards to exploration and development expenditures paid for by the related party on behalf of the Company.

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

The Company paid or accrued $59,884 for salaries and benefits and $64,262 for administrative services and expenses to a company controlled by two directors. The total amount due to this company is $138,498.

The Company paid or accrued $60,000 and $12,500 for management and consulting services to a company controlled by a director and a company controlled by a director of a related company respectively.

The Company has an investment in Bralorne Gold Mines Ltd. consisting of 179,149 common shares and a value of $422,848 and in Levon Resources Ltd. consisting of 141,200 common shares and a value of $4,236. These companies are related by way of common directors and common management.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due to related parties are non-interest bearing, non-secured and due on demand.

Changes in Accounting Policies

Effective February 1, 2004 the Company adopted the new CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments (“S3870”). Accordingly, the Company recognizes stock-based compensation expense for the estimated fair value of stock options granted to both employees and non-employees. Compensation costs are measured at the fair value at the grant date, and expensed over the expected vesting period. Prior to adopting S3870, the Company had adopted the disclosure-only method for reporting the estimated fair value of stock options granted to employees.

Outstanding Share Data

At January 31, 2005 there were 10,521,775 common shares outstanding.

The following is an analysis of outstanding share options:

		Number of Shares
Exercise Price Per		Remaining Subject
Share	Expiry Date	to Options
$0.58	October 23, 2007	80,000

$1.20	October 21, 2008	370,000

		450,000

AVINO SILVER & GOLD MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED JANUARY 31, 2005

The following is an analysis of outstanding warrants:

Exercise Price Per		Number of
Share	Expiry Date	Underlying Shares
$0.52	August 14, 2005	318,000

$1.58	December 19, 2005	2,115,250

		2,433,250

Subsequent Events

Subsequent to year end the following events occurred:

(i)	The Company issued 572,500 stock options with an exercise price of $1.35 per share and an expiry date of April 5, 2010.

(ii)	The Company issued 176,380 common shares for total proceeds of $261,106 pursuant to the exercise of warrants.

(iii)	The Company has submitted an offer on the purchase of mining assets in the Yukon Territory, Canada and paid $100,000 relating thereto. The mining assets include mineral claims, mining leases, Crown grants, mining equipment, buildings and infrastructure, surface leases and parcels of land. The offer is firm and irrevocable until June 15, 2004, at which time the vendor will select a preferred purchaser and return the $100,000 to the non-selected purchasers. The final purchase is subject to due diligence review and negotiations of subsidiary agreements by the preferred purchaser.